June 16, 2011

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Inland Real Estate Corporation File No. 001-32185 Form 10-K for the year ended December 31, 2010 (the “10-K”)

Dear Mr. Woody:

I am writing on behalf of Inland Real Estate Corporation (the “Company”) in response to comments contained in your correspondence dated June 2, 2011.  The headings and paragraph numbers below from the Company’s 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience I have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K for the year ended December 31, 2010

General

1.

In future periodic filings, with respect to your ATM program, please disclose the amount of gross proceeds and the offering expenses/commissions. In addition, please disclose the amount still available under the program.

Response:  In future periodic filings, the Company will disclose the amount of gross proceeds and offering expenses/commissions with respect to its ATM program as well as the amount still available under that program.

Item 2.  Properties, page 17

2.

In future periodic filings, please disclose the impact of tenant expense reimbursements and concessions, such as free rent, on annual rental income.

Response:  In future periodic filings, the Company will disclose the impact of tenant expense reimbursements and concessions, such as free rent, on annual rental income.

Item 7. Management’s Discussion and Analysis     page 38

Executive Summary, page 38

3.

In future periodic filings, please expand your disclosure of your leasing activities for the period presented to include a discussion, where applicable, of the average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

Response:  In future periodic filings, the Company will expand its disclosure of leasing activities for the period presented to include a discussion, where applicable, of the average tenant improvement costs, leasing commissions and tenant concessions.  To the extent the Company has material lease expirations in the next year, it will include in future periodic filings disclosure regarding the relationship of rents on expiring leases and market rents.

Acquisitions and Dispositions, page 42

4.

To the extent that aggregate acquisitions in future reporting periods are material, please include capitalization rates for such acquisitions. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Response:  In future periodic filings, the Company will include capitalization rates for acquisitions to the extent that aggregate acquisitions in future reporting periods are material and will include a clear description of how it calculates capitalization rates, including how it calculates NOI for these purposes.

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting

Accounting Policies, page 77

5.

Please tell us and disclose your accounting policy regarding below market lease intangibles, including whether you have included below market lease renewals within your estimated amortization period. Within your response, please tell us management’s process for determining whether a lease includes a below market renewal option and how management determines the likelihood of the tenant exercising this option.

Response:  The Company states its policy related to below market leases on page 44 of its 10-K:  “We evaluate each acquired lease based upon current market rates at the acquisition date and consider various factors including geographic location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market.  After an acquired lease is determined to be above or below market, we allocate a portion of the purchase price based upon the present value of the difference between the contractual lease rate and the estimated market rate.  The determination of the discount rate used in the present value calculation is based upon a rate for each individual lease and primarily based upon the credit worthiness of each individual tenant.  The values of the acquired above and below market leases are amortized over the life of each respective lease as an adjustment to rental income.”

The Company does include below market lease renewals within its estimated amortization period if the contracted rent for the option period is below estimated market rent at the option date. Market rent at the option date is estimated based upon estimated market rent at the acquisition date adjusted for expected growth over the initial lease term.  The Company will clarify this fact in future filings as follows:  “For below market leases with fixed rate renewals, renewal periods are included in the calculation of below market lease values and the amortization period.”

6.

Please provide us with more information regarding your sales of tenant-in-common and Delaware Statutory Trust interests in properties. In your response, tell us the significant terms of any sales agreements, and explain to us how you determined that the related properties should be deconsolidated upon the sale of an interest. Cite any relevant accounting literature in your response.

Response:  The Company formed IRC-IREX, a 50/50 joint venture (the “Joint Venture”) with a related party, Inland Real Estate Exchange Corporation, to provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange through private placement offerings.  These offerings are structured to sell tenant-in-common interests or Delaware Statutory Trust interests (referred to as TIC interests) in the identified property.  The TIC interests are sold (i.e., title transferred) for cash and at the time of sale, all risks and rewards of the ownership interest are transferred to the purchaser.  The TIC structures consist of TIC interests in single or multiple property LLCs (Venture Subs), which own the physical property.  Prior to the sale of any TIC interests, the Joint Venture owns 100% of the TIC interests and therefore upon initial acquisition of the 1031 property, the Joint Venture consolidates the Venture Subs (and the property).  The Company evaluated the accounting for its ownership interest in the Venture Subs under ASC 810-10-15-14 and ASC 810-20-25. As outlined in the private placement memoranda, the owners’ voting rights are proportional to each owner’s interest, which allows each owner (equity-at-risk investor) to direct the activities that most significantly impact the economic performance of the Venture Subs.  In addition, each equity-at-risk investor has the obligation to absorb the expected losses and rights to receive residual returns of the Venture Subs, and such obligations and rights are proportionate to their ownership interests/voting rights.  Based on the structure of the Venture Subs, all equity-at-risk investors receive economic benefits based on their ownership interests, and as such, no one equity-at-risk investor benefits from substantially all of the entity’s activities being conducted on its behalf.  Therefore, the Company concluded that the Venture Subs are not considered variable interest entities (VIEs).

As the Venture Subs are not considered VIEs the Company considered the provisions of ASC 810-20-25 and of ASC 970-323-25, as applicable.  Since there was no general partner or managing member, the Company determined that ASC 810-20-25 was not applicable.

ASC 970-323-25 states that if real property owned by undivided interests is subject to joint control by the owners (such as TIC investors), such investments should be presented in the same manner as investments in non-controlled partnerships.  Such property is subject to joint control if decisions regarding the financing, development, sale, or operations require the approval of two or more of the owners.  As noted in the private placement memoranda, the Venture Sub, which holds the 1031 property, is subject to joint control because decisions regarding the financing, development, sale, or operations require the approval of two or more of the co-owners after the first TIC interest is sold.  As such, the Joint Venture’s investments in the respective Venture Subs should be presented in the same manner as investments in non-controlled partnerships by means of equity method accounting once there is more than one undivided interest, which occurs with the sale of the first TIC interest.

The Company also evaluated the terms of the sale agreement under ASC 360-20-40-5 to determine if derecognition of an asset is appropriate and partial sale criteria of ASC 360-20-40-46 is met.  The Company noted that the TIC interests are sold to unaffiliated third-party accredited investors, the sales price is collected at the time of transaction, and the Venture Sub is not required to support the obligations of the property beyond its share of interest in the partnership.

Based on the above, the Company concluded that the Joint Venture should record the property as an investment property and continue to depreciate the asset until the property interests begin to sell through the private placement offering.  Upon the sale of the first TIC interest, the Joint Venture records its interest in the property as an equity method investment.

(3) Unconsolidated Joint Ventures, page 82

7.

We note your disclosure that you have a fifty-five percent interest in the joint venture you formed with PGGM. Additionally, we note that the company is the managing partner of the venture. Explain to us how you determined that you were not required to consolidate the venture. Cite any relevant accounting literature in your response.

Response:  The Company first evaluated INP Retail LP, the joint venture formed with PGGM (the “Joint Venture”), under ASC 810-10-15-14 to determine if the entity was a variable interest entity (VIE).  The Company determined that the Joint Venture was not a VIE because (1) the total equity investment at risk was sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, (2) the equity-at-risk investors, as a group, receive the expected residual returns and losses and there are no parties that have significant decision making ability that do not have sufficient equity, and (3) although the voting rights of the investors are not proportional to their obligations to absorb the expected losses of the Joint Venture, substantially all of the legal entity’s activities are not conducted on behalf of the investor that has disproportionately few voting rights (i.e., the Company).

The Company has also considered the provisions of ASC 810-20-25 with regard to the Joint Venture and its ownership percentage and rights under the joint venture agreement.  The Company is the managing partner of the Joint Venture responsible for the day-to-day activities.  Both the limited partner and the managing partner of the Joint Venture have the ability to participate in Major Decisions (as defined in the joint venture agreement), including debt financing, acquisition/disposition of properties, admission of additional partnership interests, and the day-to-day operations of the entity, including review and approval of an annual budget and leasing activity.  The rights noted in the preceding sentence allow both the Company and its venture partner, PGGM, to jointly participate in the decisions that occur as part of the ordinary course of the entity’s business, and as such the presumption of general partner/managing partner control is overcome.  The Company determined that it has significant influence but does not control INP Retail LP.  Because decision-making is shared jointly, neither party controls the venture.  Therefore, the entity was not consolidated; rather, pursuant to ASC 970-323-25, the equity method was applied in the accounting treatment of the investment.

8.

We note your disclosure that the company recorded a $2.9 million impairment loss in 2009 related to basis differences recorded for interest costs. Explain to us how the capitalization of interest costs resulted in a basis difference.

Response:  The Company capitalizes interest in accordance with ASC 835, at the investor level.  Therefore, the investment in a specific joint venture will be more than the respective equity on the accounts of the joint venture, thus creating a basis difference. The $2.9 million write off in 2009 was to record the impairment of this capitalized interest.

9.

Please provide to us your analysis as to whether any financial statements are required in accordance with Rule 3-09 of Regulation S-X.

Response:  The Company utilized income averaging as allowed per computational note 2 of Rule 3-09.  A loss was incurred in 2010, and net income (loss) from continuing operations for 2010 was more than 10% lower than average income from continuing operations from the last five years, which is the threshold required to utilize an average income balance in the income test calculation.  None of the joint ventures failed the investment test or income test at the 20% threshold under Rule 3-09 of Regulation S-X.  See Exhibit A attached to this response letter for a detailed calculation for each of the joint ventures.

(4)

Fair Value Disclosures, page 87

10.

We note your inclusion of your investment in certain NARE/Inland partnerships as well as certain fixed and variable rate debt in your table of assets and liabilities measure at fair value on a recurring basis. Please clarify for us whether the company has elected the fair value option with respect to these assets and liabilities.

Response:  The Company has not elected the fair value option with respect to the assets and liabilities included in our Fair Value Disclosure footnote on page 87 of the 10-K.  The investment in certain NARE/Inland partnerships is included in the disclosure because the investment in the joint venture was written down to its fair value at the reporting date.  The Company is also required to disclose the fair value of outstanding debt at the reporting date in accordance with ASC 825. The Company included the fair value of its outstanding mortgage debt in the table in order to provide information regarding the inputs used to determine the fair value of the outstanding debt.  In future periodic filings, the Company will further clarify what is included in the Fair Value Disclosure footnote table.

 (14) Convertible Notes, page 96

11.

We note that you have separately accounted for the conversion feature of your convertible notes. Please clarify for us how you are accounting for the conversion feature. In your response, tell us if the company is remarking the conversion feature to fair value on a periodic basis with changes in fair value reflected in earnings, Cite any relevant accounting literature in your response.

Response:

Per the ASC guidance, the Company performed an evaluation to determine if the conversion option is considered to be an embedded derivative as the cash flows or other exchanges that otherwise would be required by the host contract will be modified based upon the existence of the conversion feature if exercised. If the conversion (put and call) option is considered clearly and closely related to the Company’s convertible notes (the Notes) then separate accounting is not required.  Under ASC Topic 815-15-25-40 and DIG Issue No. B16, debt instruments are considered to be clearly and closely related to the debt host unless both of the following conditions are met:  (1) the debt involves a substantial premium or discount and (2) the right to exercise the put or call options is contingent. The Company determined that no premium or discount exists because upon settlement of the Notes, in all cases, they will be redeemed for par value. The Company also noted that while the Notes do contain a contingently exercisable put option, that option does not contain a substantial premium or discount and as such does not meet both conditions as required.  Therefore the conversion option is considered an embedded derivative.

The Company also performed an evaluation to determine that as the conversion option is considered an embedded derivative, whether it had to be bifurcated from the host contract (the Company’s convertible notes, the “Notes”) and separately accounted for under ASC Topic 815.  Per the ASC guidance, if such instruments (conversion features) are indexed to the issuer’s own stock and classified in stockholders’ equity then they are considered embedded derivatives that should not be bifurcated from the host.  The Company noted that the conversion feature met the criteria of EITF 01-6 and is therefore considered indexed to the Company’s own stock.  Also, the Company noted that the conversion feature met the criteria of EITF 00-19 for equity classification.  Therefore, the conversion feature did not require separate accounting from the convertible note host.

The Company considered ASC Topic 815-15-25-26 in determining whether the two options are clearly and closely related to the Notes given that they have a single interest rate underlying.  However, under this additional guidance, because under the terms of the Notes exercise of the put or call would not cause the holder not to recover substantially all of its initial recorded investment, and there is no situation where the embedded put or call would double the investor’s initial rate of return on the note because the settlement is the principal amount of the notes plus any accrued interest, these options are considered clearly and closely related to the note. As such, based on the provisions of DIG B16 the conversion feature is not required to be separated from the host contract.

Instead, the Company accounts for the Notes under ASC Subtopic 470-20 because the Notes can be settled in cash upon conversion. The ASC guidance requires that the fair value of the liability and equity component be determined. The discounted value of the Notes (plus the discounted value of the scheduled interest payments at the contract rate) is recorded as the liability component and the difference between the discounted value of the liability component and the contract amount of the Notes is recorded as a contra-liability and equity.  The contra liability (the discount) is amortized over the appropriate maturity term into interest expense and accretes the liability up to face value.

Exhibits

12.

We note that you have provided guarantees related to certain mortgages. Please file these guarantees as exhibits in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these guarantees.

Response:  The Company believes it is not required to file any of its guarantees as an exhibit because none of the guarantees that is subject to analysis under Item 601(b)(10) was material at the time the Company’s 10-K was filed.  Item 601(b)(10) requires the Company to analyze the materiality of each guaranty “to be performed in whole or in part at or after the filing of the [Form 10-K] or … entered into not more than two years before such filing.”  The Company analyzes the materiality of each such guaranty in the context of the surrounding facts and circumstances and determines whether a reasonable investor might consider the existence of the guaranty agreement important in making an investment decision in the Company.  In making this determination, the Company considers the total dollar amount of any particular guaranty, but that amount is not the only criteria used.  In assessing materiality, the Company also considers, among other things, the probability that it might have to perform under the guarantee as well as the potential impact of such performance on items such as income and equity.  The Company also considers each guarantee in the context of any trends that might be of importance to an investor at the time of filing.  At the time of filing of the 10-K, the Company believed that the probability it would have to perform under any guarantee was low.  The Company has a strong credit history, and neither the Company nor any of its subsidiaries has previously been in default as the borrower on any mortgage loan.  Moreover, the loans being guaranteed are secured by real property, and the Company maintains relatively low loan-to-value ratios, in many cases at or below 50%, which made it unlikely at the time of filing that the Company would have to perform under any of its guarantees.  Finally, the largest amount guaranteed by the Company under any particular agreement is under $10 million, and the amount of each guarantee is small relative to the Company’s total assets and shareholder’s equity.  Given the low probability that the Company would have to perform on a guarantee, and the relatively small amount that it would likely have to pay on that guarantee if it did have to perform, the Company has concluded that none of its guarantee agreements is material and, therefore, none of them needs to be filed as an exhibit to its 10-K.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the 10-K.  Kind regards.

Very truly yours, INLAND REAL ESTATE CORPORATION Mark E. Zalatoris President and Chief Executive Officer

cc:

Mr. Brett Brown, Chief Financial Officer and Treasurer

Beth Sprecher Brooks, Esq., General Counsel

Ms. Kimberly Karas, Controller

Michael J. Choate, Esq.

Kevin M. Lippert, Esq.

1183692_7